UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5 )



                            SPEIZMAN INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   847805 10 8
                      -------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

















                                Page 1 of 4 Pages

----------------------------                            -----------------------
CUSIP NO.  847805 10 8              SCHEDULE 13G            Page 2 of 4 Pages
----------------------------                            -----------------------
                                 (AMENDMENT NO. 5)


--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert S. Speizman
           ###-##-####
--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [ ]
           not a member of a group
                                                           (b)   [ ]
--------------------------------------------------------------------------------
 3     SEC USE ONLY
--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER
                        830,728
  NUMBER OF      ---------------------------------------------------------------
     SHARES       6     SHARED VOTING POWER
  BENEFICIALLY          26,650
    OWNED BY     ---------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING             830,728
    PERSON       ---------------------------------------------------------------
     WITH         8     SHARED DISPOSITIVE POWER
                        26,650
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            857,378
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  *
                             n/a
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             23.5
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON *
                             IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!



                               Page 2 of 4 Pages

----------------------------                            -----------------------
CUSIP NO.  847805 10 8              SCHEDULE 13G            Page 3 of 4 Pages
----------------------------                            -----------------------
                                 (AMENDMENT NO. 5)





      ISSUER:                         Speizman Industries, Inc.
      TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.10 per share
      REPORTING PERSON:               Robert S. Speizman
      SOCIAL SECURITY NUMBER OF
           REPORTING PERSON:          ###-##-####

      The following are the changes in the information reported in the previous filing of Schedule 13G, dated February 13, 1998:

Item 4   OWNERSHIP:

         (A)  AMOUNT BENEFICIALLY OWNED

                   655,875  Shares owned directly
                   174,853  Shares subject to presently
                             exercisable options or options
                              That become exercisable in January 1999
                    26,650  Shares held by spouse as custodian for child
                  --------
                   857,378  Shares beneficially owned

         (B)  PERCENT OF CLASS

              23.5%

         (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

              (i) Sole power to vote or direct the vote:

                   655,875  shares owned directly
                   174,853  shares subject to presently exercisable options
                   -------   or options that become exercisable in January 1999
                   830,728

                  (ii) Shared power to vote or direct the vote:

                    26,650  shares held by child

              (iii) Sole power to dispose or direct the disposition of:

                   655,875  shares owned directly
                   174,853  shares subject to presently exercisable options or
                   -------   options that become exercisable in January 1999
                   830,728




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
----------------------------                            -----------------------
CUSIP NO.  847805 10 8              SCHEDULE 13G            Page 4 of 4 Pages
----------------------------                            -----------------------
                                  (AMENDMENT NO. 5)









                  (iv) Shared power to dispose or direct the disposition of:

                    26,650  shares held by child





      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               February 12, 1999
                                         -------------------------------
                                                     Date


                                          /s/ Robert  S. Speizman
                                         -------------------------------
                                                  Signature

                                               Robert S. Speizman
                                         -------------------------------
                                                Name/Title





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